EXHIBIT 99.1

Hilde Aasheim New Executive Vice President at Norsk Hydro

OSLO, Norway, June 29, 2005 (PRIMEZONE) -- Hilde Aasheim has been employed as Executive Vice President, responsible for Leadership and Culture (Human Resources, Health, Environment, Safety and Corporate Social Responsibility). She will be member of the Corporate Management Board and report to Eivind Reiten.

Aasheim (46) has since 2002 been President and head of the Silisium-division in Elkem and also been member of Elkem's corporate management board. She has a master degree from Norwegian School of Economics and Business Administration, Bergen and is also a chartered accountant. Aasheim has work experience from Arthur Andersen & Co and from various functions within finance, organization, health, environment and safety in Elkem. She has been chairman of the Board in companies within the Elkem group and has since 1999 been member of the Board in Veidekke ASA.

 Contact   Tor Steinum
 Telephone +47 22532731
 Cellular  +47 95083933
 E-mail    Tor.Steinum@hydro.com

 Norsk Hydro ASA
 Drammensveien 264
 N-0240
 Oslo, Norway
 Telephone: +47 22 53 81 00
 Fax: +47 22 53 27 25
 www.hydro.com